NEWS RELEASE

INTEROIL COMPLETES LOGGING OF THE ANTELOPE-3 WELL AND PROVIDES AN UPDATE ON ITS LNG PARTNERING IN PNG

Port Moresby and Houston, TX, January 24, 2013: InterOil Corporation (NYSE:IOC) (POMSoX:IOC) announced that it has completed the logging program at the Antelope-3 well in Papua New Guinea. As in the previous wells, conventional wireline logs (porosity, resistivity and sonic) were acquired in addition to formation imaging (FMI), vertical well bore seismic (VSP) and rotary sidewall coring conducted while under pressure. The formation evaluation by Schlumberger indicates an average porosity in the pay interval of 10.2 percent and a net to gross ratio of 66 percent. This compares favourably with the results from the Antelope-1 and Antelope-2 wells with average porosities of 8.8 and 13.1 percent respectively (see the table below). We believe these results indicate that the reservoir quality at the Antelope-3 location is of similar quality to the Antelope-1 and -2 wells, and fully support our reservoir model.

	Hydrocarbon	Feet	Net	Average
	Column	Of	To	Porosity
Well Name	Height	Net Pay	Gross
Elk-4	620	166	0.28	0.039
Antelope-1	2,220	2,088	0.67	0.088
Antelope-2	1,771	1,465	0.70	0.131
Antelope-3	2,301	1,810	0.66	0.102

The forward program is to complete a final drill stem test (DST) over the open hole interval combined with production logging instrumentation to provide further dynamic reservoir characteristics and flow capacity.

Separately, InterOil announced that it has advised bidders with which the Company has been in discussions that the final binding bid solicitation period for the partnering process currently being undertaken will close on February 28, 2013. The InterOil Board of Directors intends to meet the Company’s advisors during the first week of March 2013 for the purpose of evaluating bids received and selecting our partner(s) for the development of the Gulf LNG Project utilising gas from the Elk and Antelope fields in Papua New Guinea.

InterOil Corp. News Release

Mr. Phil Mulacek, Chief Executive Officer of InterOil stated, “We are pleased to have the continued support of the PNG Government during the conclusion of our partnering process. The interest demonstrated by major oil, national oil and global utility companies remains strong, and bodes well for the conclusion of our sell down of interest in the Elk and Antelope fields and partnering in the Gulf LNG Project.”

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea. InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
Vice President Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Forward Looking Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, drilling of the Antelope-3 well in the Elk/Antelope field, the characteristics of the Antelope reef structure and reservoir, statements concerning business plans and strategies, including those to complete a final DST at the Antelope-3 well, to develop the proposed Gulf LNG Project, the timing of the closing of the bid solicitation process, expectations regarding the ability to achieve a satisfactory conclusion or any conclusion of the partnering process and the timing of a conclusion of the partnering process, business prospects and strategies. These statements are based on, certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances, including the quality of the reservoir indicated by the Antelope-3 well, discussions with the State, the terms of the NEC approval, the terms of the LNG Project Agreement with the State, discussions with bidders on the partnering process and bids received to date in respect of such process. No assurances can be given however, that these events will occur including, in particular entering into an agreement with a partner or the development of the proposed Gulf LNG Project. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2011 on Form 40-F and its Annual Information Form for the year ended December 31, 2011. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

InterOil Corp. News Release

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